EX-23
(Exhibit 23)	Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Financial Institutions, Inc.:
We consent to incorporation by reference in the Registration Statements (No. 333-76865) on Form S-8 of Financial Institutions, Inc. of our reports, dated March 11, 2008, relating to the consolidated statements of financial condition of Financial Institutions, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Financial Institutions, Inc.
/s/ KPMG LLP
Buffalo, New York
March 11, 2008